Hexcel Corporation

Two Stamford Plaza

281 Tresser Boulevard

Stamford, CT  06901

November 14, 2007

VIA EDGAR AND FACSIMILE

Mr. Terence O’Brien

Accounting Branch Chief

United States Securities and Exchange Commission

1 Station Place, N.E., Stop 7010

Washington, D.C. 20549-7010

Re:         Hexcel Corporation File Number 1-8472

Form 10-K for the fiscal year ended December 31, 2006 filed February 27, 2007, Form 10-Q for the fiscal quarter ended June 30, 2007 filed August 3, 2007, and the Definitive Proxy Statement filed April 5, 2007.

Dear Mr. O’Brien:

This letter is provided in response to the letter dated October 31, 2007 of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) regarding the Staff’s review of (1) the Form 10-K for the fiscal year ended December 31, 2006, (2) the Form 10-Q for the fiscal quarter ended June 30, 2007 and (3) the Definitive Proxy Statement filed April 5, 2007 of Hexcel Corporation (“Hexcel”, the “Company”, “we”, “us” or “our”).

The Company acknowledges that responsibility for the adequacy and accuracy of all disclosures within our filings rests with the Company, that staff comments and/or changes to disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to our filings, and that the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

For the Staff’s convenience and to facilitate your review, we have set forth herein each of the Staff’s numbered comments below followed by our respective responses.

Business, page 2

1.               Under “Commercial Aerospace” on page 8, you discuss “qualifying products on the 787.”  Please clarify the meaning of this phrase in future filings.

In response to the Commission’s request, we have revised the disclosure in our Form 10-Q for the quarter ended September 30, 2007, which accompanies the first reference to the qualification process in the document, as follows:

“The year-over-year increase in R&T expenses reflects the increase in qualification activities for new programs (i.e. costs associated with certifying our products and processes to customer aerospace specifications), including increased spending within the Engineered Products operating segment as a result of certification testing of Boeing 787 components made from the new HexMC system.”

In all future filings with the Commission, in which “qualification” of products on aerospace programs is discussed, we will provide a similar clarification to accompany the first reference to the qualification process.

Controls and Procedures, page 21

2.               We note that your chief executive officer and chief financial officer have concluded that your disclosure controls and procedures are “effective to ensure that material information relating to Hexcel, including the consolidated subsidiaries, would be made known to them, so as to be reflected in periodic reports that we file or submit under the Securities and Exchange Act of 1934.”  This is an incomplete definition of disclosure controls and procedures per Rules 13a-15(e) and 15d-15(e) of the Exchange Act.  Please confirm to us and revise your disclosure in future filings to clarify that your officers concluded that your disclosure controls and procedures are effective to ensure that information required to be disclosed by you in the reports that you file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the Commission’s rules and forms and to ensure that information required to be disclosed by you in the reports that you file or submit under the Exchange Act is accumulated and communicated to your management, including your principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure.

In response to the Commission’s request, we have revised the disclosure in our Form 10-Q for the quarter ended September 30, 2007 regarding the evaluation of disclosure controls and procedures as follows:

“The Company maintains disclosure controls and procedures that are designed to ensure that information required to be disclosed in the Company’s Exchange Act reports is recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission’s rules and forms, and that such information is accumulated and communicated to the Company’s management, including its Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure.  In designing and evaluating the disclosure controls and procedures, management recognizes that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives, and management necessarily is required to apply its judgment in evaluating the cost-benefit relationship of possible controls and procedures.

The Company carried out an evaluation, under the supervision and with the participation of the Company’s management, including the Company’s Chief Executive Officer and the Company’s Chief Financial Officer, of the effectiveness of the Company’s disclosure controls and procedures as of the end of the period covered by this report. Based on the foregoing, the Company’s Chief Executive Officer and Chief Financial Officer concluded that the Company’s disclosure controls and procedures were effective.”

We confirm that we will provide disclosure regarding the evaluation of disclosure controls and procedures in all of our future 10-K and 10-Q filings, in a manner consistent with the disclosure above.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 32

3.               Throughout “Results of Operations” in the year to year comparisons, you occasionally do not disclose reasons for increases or decreases from year to year.  For example, under “Industrial” on page 34, you state that “revenues for 2006 from other industrial applications were 3.5% lower than in 2005.”  Please revise accordingly.

We endeavor to provide sufficient explanation for the fluctuations in our year-on-year results of operations comparisons in our “Management’s Discussion and Analysis of Financial Condition and Results of Operations” (“MD&A”) disclosure.  In all future filings with the Commission that contain a

MD&A section we confirm that all year-on-year fluctuations will be accompanied by appropriate explanations for the change, in accordance with Financial Reporting Release No. 36.

Critical Accounting Policies, page 44

General

4.               In future filings please disclose the accelerated method used (e.g., declining balance or sum-of-the-years digits), the asset group this method is applicable to and the basis for using this method.

We have revisited our global depreciation practices and have determined that the asset base, net of accumulated depreciation, with respect to which it is appropriate to apply accelerated depreciation methods had declined to less than $0.1 million on total net fixed assets of $399.8 million.  In order to address the Commission’s comments regarding the Company’s 2006 Form 10-K, we have included a revised disclosure of our accounting policies for property, plant and equipment, in our Form 10-Q for the quarter ended September 30, 2007, which removes the mention of accelerated depreciation.  Accordingly, in future filings with the Commission, so long as the asset base with respect to which it is appropriate to apply accelerated depreciation remains at an immaterial level, there will no longer be any reference to accelerated depreciation in the disclosures of our accounting policies.

The revised disclosure of our accounting policy for property, plant and equipment presented in our Form 10-Q for the quarter ended September 30, 2007, reads as follows:

“Property, plant and equipment, including capitalized interest applicable to major project expenditures, are recorded at cost.  Asset and accumulated depreciation accounts are relieved for dispositions, with resulting gains or losses reflected in earnings.  Depreciation of plant and equipment is provided using the straight-line method over the estimated useful lives of the various assets.  The estimated useful lives range from 10 to 40 years for buildings and improvements and from 3 to 20 years for machinery and equipment. Repairs and maintenance are expensed as incurred, while major replacements and betterments are capitalized and depreciated over the remaining useful life of the related asset.”

Deferred Tax Assets, page 46

5.               We note that during the fourth quarter of 2005 you reversed $119.2 million of your previously recorded valuation allowance which was established on your U.S. federal and state deferred tax assets.  Given the significant impact to net income caused by this reversal, please revise future filings to discuss the positive evidence you considered to overcome the negative factors you previously identified such that you concluded during the fourth quarter of 2005 that it would be more likely than not that you would be able to realize your deferred tax assets.  Refer to SFAS 109 for guidance.

To determine whether deferred tax assets are more likely than not to be realized, we considered both historical evidence and future projections of sufficient taxable income.  We concluded that the fourth quarter of 2005 a reversal of $119.2 million of our previously recorded valuation allowance was appropriate because positive evidence sufficiently outweighed any remaining negative evidence.  In future filings of Form 10-K we will expand the disclosure, with respect to the reversal of our previously recorded valuation allowance, to describe in greater detail the positive evidence we considered in determining that the reversal was appropriate.

The Company considered the following evidence in support of our conclusion to reverse $119.2 million of our previously recorded valuation allowance in the fourth quarter of 2005:

•                  Positive sum of previous three years’ pre-tax income, which reversed a trend of annual losses;

•                  Resolution of significant contingent liabilities, including resolution of significant litigation;

•                  Expectation to utilize our net operating loss balance in 2006 based on our business plan completed during the fourth quarter of 2005;

•                  External evidence of improvement in the commercial aerospace industry.  For example, Boeing and Airbus had taken the largest number of orders in history in 2005 and published their plans to further increase production in 2006 and 2007;

•                  Projections in our 2006 busines plan to maintain an improved profitability trend despite declines in non-core business units;

•                  Our expectation that we would not incur any large one-time expenses commonly associated with acquisition or disposal  transactions; and

•                  A recent reduction in debt service costs due to re-financing.

We confirm that we will provide disclosure in our December 31, 2007 Form 10-K, regarding our conclusion to reverse $119.2 million of our previously recorded valuation allowance in the fourth quarter of 2005, similar to the disclosure below:

“The determination of the required valuation allowance and the amount, if any, of deferred tax assets to be recognized involves significant estimates regarding the timing and amount of reversal of taxable temporary differences, future taxable income and the implementation of tax planning strategies.  In particular, Statement of Financial Accounting Standards No. 109, Accounting for Income Taxes (“FAS 109”), requires us to weigh both positive and negative evidence in determining whether a valuation allowance is not required.  Positive evidence would include, for example, a strong earnings history, an event that will increase our taxable income through a continuing reduction in expenses, and tax planning strategies indicating an ability to realize deferred tax assets.  Negative evidence would include, for example, a history of operating losses and losses expected in early future years.

On December 31, 2005, we recognized through our tax provision, a $119.2 million reversal representing the majority of the previously recorded U.S. deferred tax asset valuation allowance.  In assessing the ability to realize our deferred tax assets, we consider whether it is more likely than not that some portion or all of the deferred tax assets will be realized based on available positive and negative evidence.  We considered the cumulative three-year period of positive pre-tax income, the expectation to utilize our net operating loss balance in 2006 based on our business plan at that time and external evidence supporting an improvement in the commercial aerospace industry in making this assessment.  Additionally, the elimination of certain significant contingent liabilities and reductions in operating and debt service expenses were also considered in this assessment.  Based upon this assessment, we determined that it was more likely than not that we would realize the benefits of $119.2 million of U.S. deferred tax assets, for which a valuation allowance had been previously recorded.

The valuation allowance as of December 31, 2006 and 2005 related to certain deferred tax assets of our Belgian subsidiary, certain state temporary differences, state net operating loss carryforwards and capital loss carryforwards for which we have determined, based upon historical results and projected future book and taxable income levels, that a valuation allowance should continue to be maintained.”

Long-Lived Assets and Goodwill, page 47

6.               We note from your disclosure that during the fourth quarter of 2006 you updated valuations from all reporting units with goodwill using either third-party appraisals or discounted cash flow analyses.  In future filings please name the expert or remove the reference to third-party appraisals.  Refer to Section 436 of Regulation C and Item 601 of Regulation S-K for guidance.

We will remove all references to third party appraisals as a source of our estimate of the fair value of reporting units used in goodwill impairment reviews, in future filings.

7.              In future filings please also address each of the following points regarding your disclosure for goodwill:

•                  Revise your disclosure to provide a description of your reporting units.  Refer to paragraphs 30-31 of SFAS 142 for guidance.

•                  Expand your disclosures to discuss the material assumptions you used in preparing your discounted cash flow analyses such as discount rates, projected revenue growth rates, and the operating profit margin.

Regarding the Staff’s comments on reporting units, we changed our internal organizational structure as of January 1, 2007.  As a result, our operating and reportable segments are now “Composite Materials” and “Engineered Products.”  For purposes of testing goodwill within the Composite Materials segment, the reporting units are one level below the operating segment.  We have 4 reporting units within the Composite Materials segment, each of which are components that constitute a business for which discrete financial information is available and for which appropriate management regularly reviews the operating results. For purposes of testing goodwill within the Engineered Products segment, the reporting unit is the operating segment as it comprises only a single component.  Under SFAS 142, a reporting unit may be an operating segment or one level below an operating segment.  We will expand disclosure to include discussion of these reporting units in future annual Form 10-K filings.

Regarding the Staff’s comments on material assumptions and in accordance with Financial Reporting Policy No 501.14, we will provide expanded disclosure in future filings about the key material assumptions used in our goodwill impairment analysis, including a discussion of the uncertainties involved in applying those assumptions.  We have not provided the disclosure, which we will include in our December 31, 2007 Form 10-K, within this letter as we will be updating our assumptions for our goodwill impairment reviews during the fourth quarter of 2007.

Foreign Currency Exchange Rates, page 50

8.               You provide a sensitivity analysis that measures the changes in the fair values due to an adverse movement in the levels of foreign currency exchange rates relative to the U.S. dollar for all of your foreign currency hedge contracts.  Please revise future filings to include a sensitivity analysis to address all of your foreign currency exchange risk. Refer to Item 305 of Regulation S-K for guidance.

In accordance with Item 305 of Regulation S-K, we provide a sensitivity analysis of foreign exchange rate risk in relation to movement of all of our significant non-US currencies, the British Pound Sterling (GBP) and Euro, against the US Dollar.  In response to the Commission’s request, we will clarify in future filings of Form 10-K that the sensitivity analysis addresses all of our foreign currency exchange rate risk and not only those subject to hedging contracts.  Additionally, the Company will provide other disclosure as necessary with respect to other foreign currency exchange rate exposures, except for those considered immaterial.

We confirm that we will provide disclosure in our December 31, 2007 Form 10-K, similar to the disclosure below:

“We have performed a sensitivity analysis as of December 31, 2006 using a modeling technique that measures the changes in the fair values arising from a hypothetical 10% adverse movement in the levels of foreign currency exchange rates relative to the U.S. dollar with all other variables held constant.  The analysis covers all of our foreign currency exchange risks and all of our foreign currency hedge contracts.  The sensitivity analysis indicated that a hypothetical 10% adverse movement in foreign currency exchange rates would have an immaterial impact on our results.”

Consolidated Balance Sheet, page 57

9.               We note your disclosure that as of December 31, 2006 and 2005, the accrued benefit costs for the U.S. defined benefit retirement plans and postretirement benefit plans were included in “accrued compensation and benefits” and “other non-current liabilities,” respectfully, in the accompanying consolidated balance sheets.  In future filings please disclose the amounts accrued under all your plans (defined benefit, profit sharing, retirement savings, etc.) and clarify where such amounts are reflected in your balance sheet.

In future filings of our Form 10-K, we will include additional footnote disclosure regarding amounts and balance sheet classifications for obligations under our U.S. Post Retirement Plans, European Defined Benefit Retirement Plans and Post Retirement Medical Plans.

In our Form 10-Q for the quarter ended September 30, 2007, we have added disclosure in footnote 5 as follows:

“Accrued benefit costs for the U.S. defined benefit retirement plans as of September 30, 2007 were $21.9 million, of which $9.3 million is included within accrued liabilities and $12.6 million is included within other non-current liabilities.  Accrued benefit costs for the U.S. defined benefit retirement plans as of December 31, 2006 were $22.9 million, of which $0.3 million is included within accrued liabilities and $22.6 million is included within other non-current liabilities.”

“Accrued benefit costs for the European defined benefit retirement plans as of September 30, 2007 were $38.3 million, of which $1.2 million is included within accrued liabilities and $37.1 million is included within other non-current liabilities.  Accrued benefit costs for the European defined benefit retirement plans as of December 31, 2006 were $37.6 million, of which $0.6 million is included within accrued liabilities and $37.0 million is included within other non-current liabilities.”

“Accrued benefit costs for the postretirement plans as of September 30, 2007 were $12.4 million, of which $0.6 million is included within accrued liabilities and $11.8 million is included within other non-current liabilities.  Accrued benefit costs for the postretirement plans as of December 31, 2006 were $11.5 million, of which $0.6 million is included within accrued liabilities and $10.9 million is included within other non-current liabilities.”

        We expect to provide similar disclosure in our December 31, 2007 Form 10-K.

Consolidated Statements of Operations, page 58

10.       We note you recognized a gain of $15.7 million from the sale of your interest in the TechFab, a joint venture for which you accounted for under the equity method of accounting.  Given that this was an equity method investment, it is unclear to us why you classified the gain on this sale in Income from continuing operations before income taxes, equity in earnings and discontinued operations rather than in Equity in earnings of investments in affiliated companies.  Please revise future filings to reflect this gain in Equity in earnings of investments in affiliated companies or provide your basis for your presentation.

The Company has taken into consideration the Commission’s comments regarding the classification of the gain on the sale of our interest in TechFab and provides the following description to support the basis for our original presentation in the 4th quarter of 2006.

Our research regarding the proper classification of the gain on the sale of our interest in TechFab did not reveal any definitive authoritative guidance as to the required or preferential accounting classification of the subject transaction.  We also looked to Rule 5.03 of Regulation S-X which provides the Commission’s requirements for income statement classification in Form 10-K and noted

that it did not specify classification requirements for the subject transaction.  We viewed the gain as resulting from a sale of an asset as opposed to ongoing earnings from an investment.  Therefore, our view was that classification outside of “Equity in earnings of investments in affiliated companies” but within the same section of the income statement (i.e., outside of “operating income”) was reasonable.

Based on the conclusions above, the gain was reported on a pre-tax basis as a component of “non-operating (income) expense, net,” which we believe is the appropriate treatment.

Note 1 — Significant Accounting Policies — Revenue Recognition, page 63

11.         You disclose that product sales are recognized “. . .. when all significant contractual obligations have been satisfied and collection of the resulting receivable is reasonably assured, which is generally at the time of shipment.” (i) Tell us supplementally and revise future filings to clarify under what situations you would recognize revenue other than shipment.  If you have bill and hold sales, please address for us supplementally and revise future filings to clarify how you satisfied the guidelines set forth in SAB topic 13.A.3.a for revenue recognition related to bill and hold sales. (ii)  In addition, if you have customer acceptance provisions in your sales agreements, please tell us supplementally and expand future disclosures to address the terms of those provisions and clarify how those provisions impact when you recognize revenue under those agreements.  Refer to SAB topic 13.A.3.b.

We also note that “Revenue derived from design, installation and support services are recognized when the service is provided, or alternatively, when the product to which the service relates is delivered to the customer.”  Based on this stated policy, (iii) please clarify whether there are any circumstances under which delivery of the product can occur and service revenue be recognized prior to the company rendering its services to the customer.  If so, please tell us the basis for this revenue recognition policy Otherwise, please revise your disclosures to better clarify your accounting policy for recognizing service revenues.

(iv) If your revenues from services are more than 10% of your total revenues, please revise future filings to separately present on the face of your statement of operations net sales and cost of sales of tangible products from service revenues and cost of services. Refer to Rule 5-03(1) of Regulation S-X for guidance.

For ease of review of our response, we have added references in the text of the comment above which are keyed to our responses below.

(i):  The Company primarily sells products for which revenue is recognized when the criteria in SAB Topic 13.A.1 are met, which are generally upon delivery.  However, there are instances where our customers request to take ownership of the products prior to physical delivery to the customer location for their convenience (i.e., “bill and hold”).  In these instances, we consider all of the criteria in SAB Topic 13.A.3.a to ensure timing of revenue recognition is appropriate.  For 2006 the revenue associated with these transactions was $23.8 million as compared to total revenue of $1,193.1 million.

In response to the Commissions request, in all future 10-K and 10-Q filings, we will expand our disclosure regarding revenue recognition to address bill and hold arrangements.  The following language was included in Note 1 — Significant Accounting Policies under Revenue Recognition in our Form 10-Q for the quarter ended September 30, 2007:

“Product sales are recognized when all significant contractual obligations have been satisfied and collection of the resulting receivable is reasonably assured, which is generally at the time of shipment.  Revenue is recognized on bill and hold arrangements only when the following criteria are met: risk of ownership has passed to the buyer; a fixed written commitment has been provided by the buyer; the goods are complete and ready for shipment; the goods are segregated from inventory; no performance obligations remain; and a schedule for delivery of the goods has been established.”

(ii):  The Company generally does not enter into sales agreements that contain customer acceptance provisions (i.e. in which transfer of title and risk of loss are contingent upon acceptance).  Sales agreements normally include warranty clauses to address product performance issues.  In the event we enter into a sales agreement containing an acceptance provision, revenue would not be recognized until acceptance is confirmed by the customer.

(iii):  There are no circumstances under which service revenue is recognized prior to the Company rendering its services to the customer. In all future 10-K and 10-Q filings, including our Form 10-Q for the quarter ended September 30, 2007, we will revise our disclosure regarding revenue recognition to include the following in Note 1 — Significant Accounting Policies under Revenue Recognition:

“Revenues derived from design, installation and support services are recognized when the service is provided.”

(iv)  Revenues generated from services are significantly less than 10% of total revenues and are therefore not material for disclosure on the face of the Statement of Operations.

Note 17 — Commitments and Contingencies, page 89

12.       You disclose that estimates of your liabilities may or may not include potential recoveries from insurers or other third parties.  In future filings please disclose the amount of any recoveries from third parties credited to your environmental remediation costs in each period.  Refer to paragraph 170 of SOP 96-1 for guidance.  We remind you that unless you have right of offset you should present your liabilities gross of any potential receivables on your balance sheet.

In practice the Company recognizes environmental recoveries from third parties when realized and will remove reference to “potential recoveries.”  In future filings the Company will disclose the amount of any recovery from third parties that is credited to environmental costs in each period.  We do not have a practice of netting receivables from insurance claims against our liabilities unless we have the right of offset.

The revised disclosure of this matter in Note 15 of our Form 10-Q for the quarter ended September 30, 2007 is as follows:

“We are involved in litigation, investigations and claims arising out of the normal conduct of our business, including those relating to commercial transactions, environmental, employment, and health and safety matters. We estimate and accrue our liabilities resulting from such matters based on a variety of factors, including the stage of the proceeding; potential settlement value; assessments by internal and external counsel; and assessments by environmental engineers and consultants of potential environmental liabilities and remediation costs.  Such estimates are not discounted to reflect the time value of money due to the uncertainty in estimating the timing of the expenditures, which may extend over several years.”

        We expect to provide similar disclosure in our December 31, 2007 Form 10-K.

Form 10-Q for the Fiscal Quarter Ended June 30, 2007

Note 15 — Commitments and Contingencies, page 18

Zylon Matter

13.       We note that you anticipate a settlement regarding the Zylon matter for $15 million.  It does not appear that you have accrued for this loss contingency as of June 30, 2007.  With reference to paragraph 8 of SFAS 5 and paragraphs 2 through 7 of FIN 14, please provide your basis for not accruing the $15 million estimated settlement amount as of June 30, 2007.  In this regard, it does seem appropriate to wait until final DOJ approval to record an accrual.

In accordance with SFAS 5, we established and disclosed a pre-tax reserve of $15 million during the second quarter of 2007 as we concluded at that time that the liability was both probable and estimable, based on an offer of settlement made to the Department of Justice.  Please refer to “Note 2 — Discontinued Operations” to the consolidated financial statements included with the Form 10-Q for the quarter ended June 30, 2007, in which the following disclosure is included:

“Hexcel established a pre-tax reserve of $15 million ($9.7 million after-tax) relating to the previously disclosed investigation by the U.S. Department of Justice into the use of allegedly defective Zylon fiber . . .”

Definitive Proxy Statement

Executive Compensation, page 32

14.         Please discuss in future filings whether discretion can be or has been exercised by the compensation committee either to award compensation absent attainment of the relevant performance measures or to reduce or increase the size of any award or payout.

Please note that on page 18, at the end of the paragraph that begins with the heading “Cash Incentive Bonuses,” there is a discussion of “qualified” awards and “other” awards under the Management Incentive Compensation Plan (the Company’s annual cash bonus plan).  In this context, “qualified” awards refers to awards that are intended to qualify as performance-based compensation for purposes of Section 162(m) of the internal revenue code.  At the end of this paragraph, it states that:

“At the end of the performance period, the [compensation] committee has discretion to adjust a qualified award payout downward, but not upward, from the objectively determined level of attainment of the performance measure.  Non-qualified awards can be adjusted upward or downward.”

                                                In future proxy statements, we will add specific disclosure indicating whether the compensation committee has in fact exercised its discretion to adjust any award upward or downward.

15.       Under “Retirement Agreement with Mr. Shaulson” on page 43, please disclose in future filings the other forms of payment that are permitted in your sole discretion.

Please note that, as disclosed in an 8-K filed by the Company on August 23, 2007, as of August 17, 2007 Mr. Shaulson terminated his employment with the Company.  However, Robert G. Hennemuth (Senior Vice President, Human Resources) and I have similar retirement agreements with the Company, and therefore this type of agreement will in fact be described in our proxy statement in future years.  Prior to the preparation of the proxy statement for the 2008 annual meeting of shareholders, these retirement agreements will be amended to comply with Section 409A of the Internal Revenue Code.  As revised, the agreements will require the individual to elect how he would like to receive his benefit under the agreement, and such election will not be permitted to be changed except in accordance with specific rules regarding timing and effectiveness.  We anticipate that the different forms of benefit available will include a lump sum, a standard annuity, a joint and survivor annuity, and possibly other forms of benefit.  In any event, in future proxy statements we will disclose the particular forms of benefit that may be elected by the executive.

**************

If you should have any questions or comments regarding this letter, please contact me at (203) 352-6839.

Sincerely,

/s/ Wayne Pensky

Wayne Pensky

Hexcel Corporation

Senior Vice President and

Chief Financial Officer